Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Scrip Dividend Price
Released	10:04 25-Oct-06
Number	0059L

C&C Group plc
Interim dividend for year ending 28 February 2007
Scrip Alternative



C&C Group plc announces that the price of a New Share in respect of the 2006/2007 Interim Dividend Scrip Alternative will be €12.22. As the cash dividend is 12c per share, the entitlement will be one New Share for every 127.291667 shares held where dividend withholding tax applies and one New Share for every 101.833333 shares held where dividend withholding tax does not apply.

ENDS.

Noreen O'Kelly
Company Secretary
Tel: + 353 1 616 1100

END

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